

January 30, 2025

Captain Joseph Burns
Chief Executive Officer
AIRO Group Holdings, Inc.
5001 Indian School Road NE, Suite 100
Albuquerque, NM 87110

> **Re: AIRO Group Holdings, Inc.**
> **Amendment No. 1 Draft Registration Statement on Form S-1**
> **Submitted January 16, 2025**
> **CIK No. 0001927958**

Dear Captain Joseph Burns:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed January 16, 2025

Summary Consolidated Financial Data, page 14

1. We note your response to prior comment 5 indicates that pro forma financial statements are not required and would not be material to an investor in light of the information included in your filing. Considering the number of transactions that will occur in connection with the closing of the offering and "given that the BCA Transactions were not consummated," including, but not necessarily limited to, the settlement of the Fixed Conversion Obligations and Investor Notes and various issuances and vesting of common stock, please tell us, with reference to Rule 11-01(a)(8) of Regulation S-X, how you determined that pro forma financial

statements reflecting such adjustments would not be material information to investors. In doing so, quantify for us the estimated impact of such transactions, including the total amount of debt expected to be converted or extinguished, the total stock-based expense expected to be incurred, and any other gains or losses expected to be recognized. Please also refer to the prohibition set forth in Rule 11-02(a)(12)(ii) of Regulation S-X.

Non-GAAP Financial Measures, page 78

2.   We note that you present adjusted EBITDA margin but do not present the most directly comparable GAAP measure, net income (loss) margin, with equal or greater prominence. Please revise your disclosure accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Critical Accounting Policies and Estimates
Goodwill, page 89

3.   We note the disclosure revisions made in response to prior comment 13, including your disclosure on page 91 that the projected aircraft production timing for the Jaunt Journey was revised to 2031 from the previous estimate of 2028. Please tell us and revise your disclosures to clarify why the Jaunt Journey commercialization timing change resulted in "an escalation of sales price" and explain how this disclosure is consistent with the subsequent statement that the "foregoing escalation rate and production volume of the Jaunt Journey remained consistent with prior year projections."

Exhibits

4.   We note your disclosure in the footnotes to the exhibit index that parts of certain information has been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. For instance, we note Exhibits 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, and 10.22 are marked as containing omitted information, but do not contain the relevant statement.

  Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Christina T. Roupas